The Herzfeld Caribbean Basin Fund, Inc.

Announces Lifting of Suspension of Self-Tender Policy; Interim January 2021 Tender Offer

MIAMI BEACH, FLA., December 17, 2020 – Thomas J. Herzfeld Advisors, Inc. (“TJHA”), an SEC-registered investment advisor, today announced that the Board of Directors (the “Board”) of The Herzfeld Caribbean Basin Fund, Inc. (NASDAQ: CUBA) (the “Fund”) has lifted its suspension of the Fund’s Self-Tender Policy (“Self-Tender Policy”) and in so doing reinstated fully the Fund’s three-year plan to address the Fund’s trading price discount to its net asset value (“NAV”) per share that was previously announced on May 31, 2019 (the “Plan”). In addition, the Board has approved an interim tender offer for shares to take place in January 2021.

Under the Self-Tender Policy component of the Plan, the Fund has undertaken to conduct a tender offer within ninety (90) days after a fiscal year-end (June 30th) of 5% of outstanding shares of the Fund at 97.5% of NAV if the average discount was greater than 10% for the fiscal year just ended. The Self-Tender Policy component of the Plan was suspended by the Board as announced on June 5, 2020 due to the impacts of the COVID-19 pandemic on the Fund’s share price and securities markets generally.

In approving both the lifting of the suspension of the Self-Tender Policy and an interim tender offer in January 2021, the Board considered factors presented by TJHA including (a) changes in the financial markets due to the recent developments regarding the expected availability of several vaccines for COVID-19, (b) expected improvements in economic activity in the Caribbean Basin generally and improved relations with Cuba potentially arising as a result of new Biden Administration policies, and (c) anticipated improvements in the global economic climate generally.

Other elements of the Plan remain in place. The elements of the Plan include:

•	a Managed Distribution Policy which provides for quarterly distributions at an annual rate set at 15% of the Fund’s NAV as of March 31st each year;
•	the Self-Tender Policy; and
•	a waiver of TJHA’s management fee by ten basis points (0.10%) for any fiscal year during the Plan if the Fund’s average discount to NAV during the preceding fiscal year is greater than 5%.

The January 2021 interim tender offer will be conducted in accordance with the tender offer terms set forth under the Self-Tender Policy: the Fund will offer to purchase 5% of outstanding shares of the Fund at 97.5% of NAV. The formal offer and specific date and detailed terms of the tender will be announced in the coming weeks.

In announcing the lifting of the suspension of the Self-Tender Policy and the Fund’s intention to conduct an interim tender offer in January 2021, Thomas J. Herzfeld, Chairman of the Board commented: “We are grateful to our long-term shareholders who continue to support our Fund. We believed in June that a suspension of the Self-Tender was warranted, and based upon data analyzed of other closed end fund tenders that took place during that time, we believe our action in suspending the tender is validated. Now that control of the pandemic is in sight, a new US government administration is coming in, and global economic factors are trending in our direction, we believe the lifting of the suspension of the Tender Policy and conducting an interim tender offer in January will prove beneficial for our shareholders.”

Tender Offer Statement

The above statements are not intended to constitute an offer to participate in any tender offer. Further information about the tender offers will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offers will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the respective offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers. These and other filed documents will be available to investors for free both at the website of the SEC (www.sec.gov) and from the Fund (www.herzfeld.com).

About Thomas J. Herzfeld Advisors, Inc.

Thomas J. Herzfeld Advisors, Inc., founded in 1984, is an SEC registered investment advisor, specializing in investment analysis and account management in closed-end funds. The Firm also specializes in investment in the Caribbean Basin. The HERZFELD/CUBA division of Thomas J. Herzfeld Advisors, Inc. serves as the investment advisor to The Herzfeld Caribbean Basin Fund, Inc. a publicly traded closed-end fund (NASDAQ: CUBA).

More information about the advisor can be found at www.herzfeld.com.

Past performance is no guarantee of future performance. An investment in the Fund is subject to certain risks, including market risk. In general, shares of closed-end funds often trade at a discount from their net asset value and at the time of sale may be trading on the exchange at a price which is more or less than the original purchase price or the net asset value. An investor should carefully consider the Fund’s investment objective, risks, charges and expenses. Please read the Fund’s disclosure documents before investing.

Forward-Looking Statements

This press release, and other statements that Thomas J. Herzfeld Advisors, Inc. (“TJHA”) or the Fund may make, may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or TJHA’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. TJHA and the Fund caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and TJHA and the Fund assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, particularly with respect to Cuba and other Caribbean Basin countries, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or TJHA, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or TJHA or the Fund; (9) TJHA’s and the Fund’s ability to attract and retain highly talented professionals; (10) the impact of TJHA electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions. Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on TJHA’s website at www.herzfeld.com/cuba, and may discuss these or other factors that affect the Fund. The information contained on TJHA’s website is not a part of this press release.

Contact:

Tom Morgan
Chief Compliance Officer

Thomas J. Herzfeld Advisors, Inc.

1-305-777-1660